Exhibit 21.1

Subsidiaries of Capstone Dental Pubco, Inc.*

Name	State or Other Jurisdiction of Incorporation or Organization

Keystone Dental Holdings, Inc.	Delaware

Keystone Dental, Inc.	Delaware

Paltop Advanced Dental Solutions Ltd.	Israel

Implant Solutions Pty Ltd.	Australia

*	Effective as of the consummation of the Business Transaction.